

July 8, 2024

Bryan Kobel
Chief Executive Officer
TC BioPharm (Holdings) plc
Maxim 1, 2 Parklands Way
Holytown, Motherwell, ML1 4WR
Scotland, United Kingdom

        Re: TC BioPharm (Holdings) plc
              Registration Statement on Form F-1
              Filed July 2, 2024
              File No. 333-280659

Dear Bryan Kobel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Stephen Cohen, Esq.